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Exhibit 99.(a)(1)(b)(b)

AMENDMENT TO THE OFFER TO EXCHANGE
OUTSTANDING OPTIONS TO PURCHASE COMMON STOCK

The Offer is hereby amended and supplemented as follows:

        1.     The first sentence of fifth paragraph of the Offer is amended to read, in its entirety, as follows:

          "As an example, if you elect to exchange an Eligible Option representing the right to purchase 125 shares of common stock, with an exercise price of $25.00 per share, you will receive on the Grant Date a New Option representing the right to purchase 78 shares of common stock (125 divided by 1.6)."

        2.     The question and the first paragraph of the response to Question 4 of the Summary of Terms is amended to read, in its entirety, as follows:

          "What if my employment at Synopsys ends between the Expiration Date of this Offer and the Grant Date?

          If you surrender your Eligible Options for exchange you must remain an employee through the Grant Date to receive the New Options. In addition, if you are not an employee on the Grant Date of the New Options, you will not have a right to the Eligible Options that you surrendered for exchange. (See Section 1 of the Offer to Exchange.) It is anticipated that the New Options will be granted on June 23, 2005, one day following the close of the Offer."

        3.     The response to Question 20 of the Summary of Terms is amended to read, in its entirety, as follows:

          "The New Options will be granted on the Grant Date, which is currently anticipated to be June 23, 2005, although for administrative processing reasons, you may not receive notice of your new stock option grant for up to three weeks following the Grant Date (See Section 5 of the Offer to Exchange). Promptly following the Expiration Date, we will confirm that your election to exchange your Eligible Options has been duly made and recorded. The Board of Directors retains the discretion to determine the Grant Date. (See Section 1 of the Offer to Exchange.)"

        4.     The eighth paragraph of Section 1 of the Offer is amended to read, in its entirety, as follows:

          "If your employment with Synopsys is terminated for any reason on or before the Grant Date, you will not receive any New Options for your Eligible Options that have been cancelled, nor will Synopsys return any Eligible Options that you have tendered."

        5.     The first sentence and the second sentence of the first paragraph of Section 12 of the Offer is amended to read, in its entirety, as follows:

          "The following is a discussion of the material U.S. federal income tax consequences of the exchange of Eligible Options under this Offer. If you are employed outside the United States, you should refer to Appendix B of this Offer to Exchange entitled "A Guide to International Issues" for a discussion of the tax consequences of the exchange of Eligible Options under this Offer in your country."

        6.     The first sentence of the last paragraph of Section 12 of the Offer is amended to read, in its entirety, as follows:

          "The above description is a discussion of the material U.S. federal income tax consequences of the exchange of Eligible Options under this Offer."

        7.     The "Financial" section of Section 16 of the Offer is amended to read, in its entirety, as follows:

          "Set forth below is a selected summary of certain financial information about Synopsys. The selected financial data is derived from our consolidated financial statements, as filed with the SEC. The selected financial data should be read in conjunction with the consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Annual Report on Form 10-K for the year ended October 31, 2004 and our Quarterly Report on Form 10-Q for the six months ended April 30, 2005. All amounts are in thousands, except per share data.

	For the Year Ended		For the Six Months Ended
	October 31, 2004	October 31, 2003	April 30, 2005	April 30, 2004
			(unaudited)	(unaudited)
Operations
Revenue	$1,092,104	$1,176,983	$485,643	$579,868
Income (loss) before income taxes	91,952	218,989	(38,160)	82,109
Net income (loss)	74,337	149,724	(19,297)	60,891
Earnings (loss) per share:
Basic	0.48	0.99	(0.13)	0.39
Diluted	0.46	0.95	(0.13)	0.37
Financial Position
Cash, cash equivalents and short-term investments	579,029	698,357	524,321	613,014
Working capital	171,878	434,247	23,963	396,594
Total assets	2,092,187	2,307,353	2,102,297	2,238,473
Stockholder's equity	1,265,049	1,433,410	1,172,231	1,395,886
Book value per common share	8.58	9.20	8.16	8.99

RATIO OF EARNINGS TO FIXED CHARGES

	For the Year Ended		For the Six Months Ended
	October 31, 2004	October 31, 2003	April 30, 2005		April 30, 2004
			(unaudited)		(unaudited)
	(all amounts in thousands except ratio of earnings to fixed charges)
Earnings
Income (loss) before income taxes	$91,592	$218,989	$(38,160)		$82,109
Add: Fixed charges	1,460	1,643	797		446
Fixed Charges
Interest expense	678	1,643	192		287
Issuance costs	782	0	605		159
Ratio of earnings to fixed charges	64	134	(47	)(1)	185

        (1)   The ratio of earnings to fixed charges for the six months ended April 30, 2005 is negative due to Synopsys' net loss for such period. The amount of the deficiency for the six months ended April 30, 2005 was $(37,363)."

        8.     Section 17 of the Offer is hereby amended to read, in its entirety, as follows:

          "Our risk factors can be found in Part I, Item 2 of our Quarterly Report on Form 10-Q for the period ended April 30, 2005 filed with the SEC on June 2, 2005 entitled "Factors That May Affect Future Results" which discussion is incorporated by reference herein."

        9.     Section 18 of the Offer is hereby amended to read as follows:

    "(j)
    our Quarterly Report on Form 10-Q for our fiscal quarter ended April 30, 2005, filed with the SEC on June 2, 2005; and

    (k)
    our Amendment No. 1 to Schedule TO filed with the SEC on June 6, 2005;

    (l)
    our Amendment No. 2 to Schedule TO filed with the SEC on June 8, 2005;

    (m)
    all other reports filed by us pursuant to Section 13(a) or 15(d) of the Exchange Act since October 31, 2004, including the materials incorporated by reference therein; and

    (n)
    the description of our common stock in our Registration Statement on Form 8-A, filed with the SEC on January 24, 1992, including any amendments or reports filed for the purpose of updating such description."

All other parts of Section 18 remain the same.

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  Exhibit 99.(a)(1)(b)(b)
AMENDMENT TO THE OFFER TO EXCHANGE OUTSTANDING OPTIONS TO PURCHASE COMMON STOCK